January 16, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. H. Christopher Owings, Assistant Director

Re:                                                       Innovo Group Inc. Response to Comment Letter dated December 22, 2006

Dear Mr. Owings:

Innovo Group Inc., a Delaware corporation (the “Company” or “Innovo Group”), hereby submits the responses set forth below to your Comment Letter to the Company dated December 22, 2006 (the “Comment Letter”) pertaining to the following filings:

1.                                       Innovo Group Inc. Response Letter Dated November 29, 2006;

2.                                       Registration Statement on Form S-3 filed on October 5, 2006;

3.                                       Form 10-K for the Fiscal Year Ended November 26, 2005 filed on February 9, 2006; and

4.                                       Form 10-Q for the Fiscal Quarter Ended August 26, 2006 filed on October 5, 2006.

In addition, Innovo Group will submit for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR any revisions necessary to the above mentioned after we have fully addressed all of your comments.  The responses set forth below correspond to the numbered comments in the Comment Letter.  For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

Form S-3

1.             We note your response to comment 1 of our letter dated November 1, 2006.  Further, we note that you previously reported substantially the same pro forma financial statements in your definitive proxy, however, the second sentence of General Instruction B.3. of Form 8-K states that any information required in a new report or amendment about the previously reported event or transaction may be provided by incorporation by reference to the previously filed report.  Therefore, please file an amendment to your Form 8-K that includes an Item 9.01 subheading and incorporates by reference the pro forma financial statements from the definitive proxy.  In addition, please withdraw the Form S-3, since it does not appear that you met the eligibility requirements at the time the registration statement was filed.

In accordance with your request, simultaneously with this filing, we filed an amendment to our 8-K and a request to withdraw our Registration Statement on Form S-3.

Form 10-K for the fiscal year ended November 26, 2005

Notes to Consolidated Financial Statements, page F-6

Note 3.  Discontinued Operations, page F-13

2.             We read your response to comment 13 in our letter dated November 1, 2006 and noted that you did not provide the income test prescribed by Rule 210.1-02(w)(3) of Regulation S-X as a result of losses in your craft and accessories segment and on a consolidated basis.  Pretax losses of a tested subsidiary and on a consolidated basis does not preclude the income test prescribed by Rule 210.1-02(w)(3).  In that circumstance, the income test is based on the amounts of pretax losses incurred for the most recently completed fiscal year.  As previously requested, please provide us with your income test following the guidance in Rule 210.1-02(w)(3) of Regulation S-X.  If the disposition of your craft and accessories segment meets the significance test, please file a Form 8-K disclosing the disposition of assets and the pro forma financial information required by Items 2.01 and 9.01 of Form 8-K, or tell us why you are not required to do so.

Regulation 210.1-02(w) of Regulation S-X states, in pertinent part, that the term “significant subsidiary” means a subsidiary, including its subsidiaries, which meets any of the following conditions:

(1)                                                                                  The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year;

(2)                                                                                  The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(3)                                                                                  The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Upon a re-evaluation of this test, we concluded that our investments in and advances to our Innovo Inc. subsidiary exceeded 10% of the total assets of Innovo Group as of the end of fiscal 2004.  More specifically, the percentage test of investments in and advances to Innovo Inc. by Innovo Group came to 13%.  In addition, pretax losses of the subsidiary for fiscal 2004 were $1,550,000 and Innovo Group’s overall losses were $9,576,000.  Based upon this calculation, pretax losses of Innovo Inc. represented approximately 16% of Innovo Group’s overall losses.  Therefore, it appears that upon further review, we met the definition of significant subsidiary for fiscal year 2004.

However, after further review, we decided that we were not required to file a Form 8-K disclosing the disposition for a variety of reasons.  It is important to note that Item 2.01 of Form 8-K requires the disclosure of the acquisition or disposition of a significant amount of assets if it occurs “otherwise than in the ordinary course of business.”  We believed that in May 2005, the disposal of these assets was in the ordinary course of business.  The sale of assets, which primarily included remaining inventory, whether on hand, in transit or in process, and the fulfillment of all outstanding purchase orders, would have been an activity that we would have conducted in the ordinary course of conducting and winding up the business.  Additionally, on November 30, 2004, we filed a Current Report on Form 8-K under Item 8.01 announcing that the Company’s Board of Directors authorized management to move forward with its plan to dispose of (through a sale) the craft and accessory assets.  As a result of this plan by the Board and because such disposal did not require us to obtain shareholder approval, we reported this segment of our operations as a “Discontinued Operation” in our Annual Report on Form 10-K for fiscal 2004.  Thus, investors and the public were expecting a sale of the remaining assets of the business.  When we entered into the definitive purchase agreement, we determined that the agreement was not material to us for the following reasons: (1) the purchase price of $1,650,000 was primarily for tangible assets of inventory on hand, in transit or in progress and unfilled purchase orders; (2) we had previously announced our intention to sell these assets and disclosed the craft and accessory business as a discontinued operation for fiscal 2004 and the first two quarters of fiscal 2005; and (3) the continued operation of the business during the first and second quarters of fiscal 2005 represented less than 5% of our overall net sales for that period.  Therefore, we believed at that time that sufficient disclosure had been made to adequately inform the investing public not to place any present or future significance on our craft and accessory segment.  We determined that the sale would be best presented as an Item 8.01 “Other Events” disclosure via the incorporation of a press release under Item 9.01 announcing the sale of certain of the assets of the craft and accessory business, which was filed on May 18, 2005.  Further, any pro forma information would have been substantially similar to the previously disclosed information presented as part of the discontinued operations in the Annual Report on Form 10-K for fiscal 2004.  Accordingly, we believe that we have fulfilled our disclosure obligations with respect to this transaction.

3.             We read your response to comment 14 in our letter dated November 1, 2006.  Please provide us with a copy of the materiality analysis you performed in which you determined the error was not quantitatively material.  If after reassessing the materiality of the error you conclude the amount was material, please revise your financial statements accordingly.

As previously stated in our response dated November 29, 2006, we now recognize that we should have included the $1,650,000 of proceeds in “Cash Flows from Investing Activities” in our Statement of Cash Flows.  After evaluation, we concluded that the error was not material and did not warrant an immediate correction, but that we intend to revise our future filings to reflect this change in the classification of these proceeds in a manner similar to that described in CPCAF Alert #90.

Our materiality analysis followed the guidelines set forth in SEC Staff Accounting Bulletin: No. 99 — Materiality (“SAB 99”).  Under SAB 99, we looked at quantitative and qualitative factors and considered all the relevant circumstances.  In response to your request, we are reproducing our materiality analysis below.  No one factor or set of factors is dispositive, rather a company must look at the totality of the facts and circumstances to determine materiality.

More specifically, we looked at the error both quantitatively and qualitatively.  On a quantitative basis, the analysis was as follows:

INNOVO GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	As reported
	Year ended	Revised
	11/26/05	11/26/05	% Change

Net loss from continuing operations	$(16,429)
Net loss		$(16,433)	N/A
Income (loss) from discontinued operations		4
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	182	182
Fixed asset impairment
Goodwill impairment loss	12,572	12,572
Gain on sale of assets	—
Amortization of intangibles	1,368	1,368
Amortization of debt discount	253	253
Stock compensation expenses	—	—
Provision for uncollectible accounts	(587)	(587)
Changes in operating assets and liabilities:
Accounts receivable	2,727	2,727
Inventories	(6,925)	(6,925)
Prepaid expenses and other	261	261
Due to related parties	1,209	1,209
Other long term assets	—	—
Accounts payable and accrued expenses	485	485
Net cash used in continuing activities	(4,884)	(4,884)	0%
Net cash (used in) provided by discontinued operations	(68)	(1,718)
Net cash used in operating activities	(4,952)	(6,602)	33%

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	—	—
Proceeds from investment in real estate	—	—
Redemption of preferred shares	—	—
Purchases of property and equipment	(399)	(399)
Acquisition costs	—	—
Net cash used in continuing activities	(399)	(399)	0%
Net cash provided by (used in) discontinued operations	—	1,650
Net cash used in investing activities	(399)	1,251	413%

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury stock	—	—
Payments on notes payables and long term debt	(538)	(538)
Proceeds from convertible note payable	—	—
Proceeds from (payments on) factor borrowing, net	2,985	2,985
Proceeds (payments) on note payable to officer, net	(439)	(439)
Proceeds from promissory note - former officer	703	703
Exercise of stock options	567	567
Exercise of warrants	2,284	2,284
Proceeds from issuance of stock, net of registration expense	(6)	(6)
Net cash provided by continuing activities	5,556	5,556	0%
Net cash used by discontinued operations	(93)	(93)	0%
Net cash provided by financing activities	5,463	5,463	0%

Effect of exchange rate on cash	—	—

NET CHANGE IN CASH AND CASH EQUIVALENTS	112	112	0%

CASH AND CASH EQUIVALENTS, at beginning of period	516	516	0%

CASH AND CASH EQUIVALENTS, at end of period	$628	$628	0%

SAB 99 specifically cautions a company not to rely solely on quantitative thresholds as “rules of thumb” in evaluating whether items might be considered to be material to users of the registrant’s financial statements and that exclusive reliance on percentage or numerical thresholds have no basis in accounting literature or the law.  While the use of a percentage as a numerical threshold may give rise to a preliminary assumption as an initial step in assessing materiality, SAB 99 requires that the company fully analyze all relevant considerations in assessing the significance of an item to users of the registrant’s financial statements.  As set forth in SAB 99, a fact is material if “there is a substantial likelihood that the ….fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”  SAB 99 continues on to state that the analysis must consider both quantitative and qualitative factors and the interaction of these considerations in materiality judgments.

SAB 99 contains illustrative examples of qualitative factors to consider in assessing materiality.  Looking at those examples, we considered the following:

1.                                      “whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and if so, the degree of imprecision inherent in the estimate”

Analysis: Although the error in the cash flow presentation arose from an amount that was capable of precise measurement, the error did not change the cash and cash equivalents at the end of the quarterly or yearly reporting periods.  Further, since the item was classified as part of our discontinued operations, the “Net cash used in continuing activities” reported did not change and therefore, neither analysts nor investors were misled by the classification error in the Consolidated Statement of Cash Flows.  The error did not result in a change to the net loss for the relevant quarter or year, rather the error was isolated to its presentation in the Consolidated Statement of Cash Flows.

2.                                      “whether the misstatement masks a change in earnings or other trends”

Analysis: Since the error was isolated to the presentation of discontinued operations in the Consolidated Statement of Cash Flows, there was no change to any of the other financial information presented to the investing public.  Accordingly, this error did not change our earnings for the relevant quarter or year.  Also the error resulted from a one time receipt of proceeds from the sale of the assets of the craft business.  The likelihood of a recurring error was small, since the receipt of proceeds from the sale of the assets of a discontinued

operation was a one time event.  There was no trend that would have resulted from this error or the transaction.

3.                                      “whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise”

Analysis: Since the error did not change any results from continuing operations, which is the area of focus for analysts and investors to consider when looking at the future of a company, the error did not hide or result in a failure to meet analysts’ consensus expectations.

4.                                      “whether the misstatement changes a loss into income or vice versa”

Analysis: While the error resulted in the “net cash provided by (used in) investing activities” being changed from a “used in” to “provided by” number, as well as increased the net cash used in operating activities, the ending balances in the Consolidated Statement of Cash Flows – “Net Change in Cash and Cash Equivalents” and “Cash and Cash Equivalents” at the beginning and end of the period remained the same.  In addition, the net loss from continuing operations for the period, which is historically the number reported in our earnings releases and used by the investment community in evaluating our financial position and prospects, did not change.  Furthermore, the selected relevant financial information discussion in the annual and quarterly earnings press releases is generally limited to continuing operation information. Also, discussion in our “Liquidity and Capital Resources” section of our 10-Ks and 10-Qs was limited to continuing operations and related cash flow information.  Therefore, the investment decision made by a person from selected financial data in press releases would likely not be impacted by the error in the Consolidated Statement of Cash Flows.

5.                                      “whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability”

Analysis:  As discussed in our response to Comment #2 above, the error related to the proceeds from the sale of the assets of a discontinued operation and sufficient prior disclosure in an 8-K in November 2004 and our Annual Report on Form 10-K for fiscal 2004 had been made to adequately inform the investing public not to place any present or future significance on our craft and accessory segment.  Therefore, the error did not relate to a portion of the business that would have played a role in our operations or profitability, as the business that the error related to had already been classified and reported as a discontinued operation.

6.                                      “whether the misstatement affects the registrant’s compliance with regulatory requirements”

Analysis:  The error had no effect on any compliance with regulatory requirements except the topic of this analysis.

7.                                      “whether the misstatement affects the registrants compliance with loan covenants or other contractual requirements”

Analysis:  The error had no effect on our compliance with loan covenants or other contractual requirements.

8.                                      “whether the misstatement has the effect of increasing the management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of compensation”

Analysis:  The error had no effect on management’s compensation or any other compensatory matter.

9.                                      “whether the misstatement involves concealment of an unlawful transaction”

Analysis:  The error did not relate to an unlawful transaction therefore, there was nothing for it to conceal.

While we understand that this is not an exhaustive list of qualitative matters to consider, we balanced these qualitative factors against the quantitative analysis and size of the error with respect to classification.  Based upon this balance, we believed that the qualitative factors rendered the error immaterial in that the error was not significant to our overall operations since it was part of a discontinued business operation and it was limited to the classification within the Consolidated Statement of Cash Flows.  Further, if we restated our Consolidated Statement of Cash Flows to correct this error, this action may result in confusion to the investors in placing undue significance on a transaction not deemed to be material that occurred almost two years ago.  We believe our conclusion that the error was not material and does not warrant an immediate correction is reasonable.  However, in future filings, we agree that we should correct the error in presentation and include the appropriate disclosure and reasons for the reclassification in the Consolidated Statement of Cash Flows.

We thank you in advance to your time and attention to this response letter.  Should you have any additional questions and/or need additional information please contact me at 323-837-3703 or our counsel Erica McGrady Johnson at Akin Gump Strauss Hauer & Feld LLP at 202-887-4327.

Sincerely,

Innovo Group Inc.

/s/ Marc Crossman
Marc Crossman
CEO, President and CFO

cc:           Erica McGrady Johnson, Esq., Akin Gump Strauss Hauer & Feld LLP

Kelly Tien, Ernst & Young LLP